April 23, 2025

Matthew Degelman
President and Director
Medical Exercise Inc.
11951 US-1, Suite 105
North Palm Beach, FL 33408

       Re: Medical Exercise Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed April 21, 2025
           File No. 333-284522
Dear Matthew Degelman:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 11, 2025 letter.

Amendment No. 2 to Form S-1 filed April 21, 2025
Medical Exercise Inc.'s Technology and Treatment, page 28

1.     We note your revised disclosure in response to prior comment 4 and reissue the
       comment. You state here that Medical Exercise Inc.   s Lumbar and
Cervical Extension
       Machines are "backed by extensive research" and are "proven to help clients strengthen their spinal muscles, even after other treatments have failed." Please expand your disclosure relating to this extensive research by discussing it directly in the prospectus rather than providing a link to information on MedX's website.
 April 23, 2025
Page 2

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jane Park at 202-551-7439 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services
cc:   Scott D. Olson, Esq.